Exhibit 2

North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

	Notes	June 30 2014	December 31 2013
ASSETS
Current Assets
Cash and cash equivalents		$44,305	$9,793
Accounts receivable	5	55,477	38,556
Inventories	6	15,930	14,239
Other assets	7	1,727	6,968

Total Current Assets		117,439	69,556

Non-current Assets
Mining interests	8	445,594	456,239

Total Non-current Assets		445,594	456,239

Total Assets		$563,033	$525,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$20,087	$48,797
Credit facility	5	24,296	17,834
Current portion of obligations under finance leases	11	2,924	2,988
Current portion of long-term debt	12	32,687	173,656
Current derivative liability	12	1,012	492

Total Current Liabilities		81,006	243,767

Non-current Liabilities
Income taxes payable		125	1,286
Asset retirement obligations	9	15,195	13,638
Obligations under finance leases	11	7,386	8,744
Long-term debt	12	206,096	35,864

Total Non-current Liabilities		228,802	59,532

Shareholders’ Equity
Common share capital and purchase warrants	13	865,483	798,411
Stock options and related surplus		9,408	9,128
Equity component of convertible debentures, net of issue costs	12	6,931	6,931
Contributed surplus		8,873	8,873
Deficit		(637,470)	(600,847)

Total Shareholders’ Equity		253,225	222,496

Total Liabilities and Shareholders’ Equity		$563,033	$525,795

Commitments – Note 15

Contingencies – Note 18

Subsequent events – Note 21

See accompanying notes to the condensed interim consolidated financial statements

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

			Three months ended June 30		Six months ended June 30
	Notes		2014	2013	2014	2013
Revenue	16		$50,497	$33,213	$99,233	$80,303

Mining operating expenses
Production costs			30,355	25,701	60,090	54,642
Smelting, refining and freight costs			4,130	3,406	8,313	7,208
Royalty expense			2,184	892	4,258	3,401
Depreciation and amortization			8,174	7,004	18,542	13,089
Loss on disposal of equipment			773	425	1,220	1,054

Total mining operating expenses			45,616	37,428	92,423	79,394

Income (loss) from mining operations			4,881	(4,215)	6,810	909

Other expenses
Exploration			1,891	2,192	2,659	7,032
General and administration			2,611	2,186	5,165	5,099
Interest and other income	17		(2,687)	(2,179)	(2,400)	(1,532)
Interest expense and other costs	17		16,010	2,006	28,984	3,184
Financing costs	12		4,348	2,318	8,384	2,399
Loss on extinguishment of long-term debt			—	11,035	—	11,035
Foreign exchange loss (gain)			(7,335)	4,495	641	5,317

Total other expenses			14,838	22,053	43,433	32,534

Loss from continuing operations before taxes			(9,957)	(26,268)	(36,623)	(31,625)
Income and mining tax recovery			—	—	—	—

Loss and comprehensive loss from continuing operations for the period			$(9,957)	$(26,268)	$(36,623)	$(31,625)
Income and comprehensive income from discontinued operations for the period	4		—	—	—	2,509

Loss and comprehensive loss for the period			$(9,957)	$(26,268)	$(36,623)	$(29,116)

Loss per share
Basic			$(0.03)	$(0.15)	$(0.13)	$(0.16)
Diluted	13	(d)	$(0.03)	$(0.16)	$(0.13)	$(0.17)

Loss from continuing operations per share
Basic			$(0.03)	$(0.15)	$(0.13)	$(0.17)
Diluted			$(0.03)	$(0.16)	$(0.13)	$(0.18)

Income from discontinued operations per share
Basic			$—	$—	$—	$0.01
Diluted			$—	$—	$—	$0.01

Weighted average number of shares outstanding
Basic	13	(d)	349,555,798	179,520,041	291,537,189	178,491,155
Diluted	13	(d)	349,555,798	179,633,511	291,537,189	178,601,618

See accompanying notes to the condensed interim consolidated financial statements

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

			Three months ended June 30		Six months ended June 30
	Notes		2014	2013	2014	2013
Cash provided by (used in)
Operations
Loss from continuing operations for the period			$(9,957)	$(26,268)	$(36,623)	$(31,625)
Operating items not involving cash
Depreciation and amortization			8,174	7,004	18,542	13,089
Accretion expense (recovery)	17		(229)	945	(439)	1,899
Loss on extinguishment of debt			—	11,035	—	11,035
Share-based compensation and employee benefits	13	(f)	547	62	1,023	475
Unrealized foreign exchange loss (gain)			(6,952)	3,903	586	3,903
Loss on disposal of equipment			773	—	1,220	—
Interest expense and other	17		12,550	—	26,022	—
Financing costs	12		4,293	—	8,329	—
Other			—	86	—	1,022

			9,199	(3,233)	18,660	(202)
Changes in non-cash working capital	19		(13,006)	384	(39,216)	518

			(3,807)	(2,849)	(20,556)	316

Financing Activities
Issuance of common shares and warrants, net of issue costs			—	9,613	(38)	9,613
Issuance of convertible debentures, net of issue costs	12		32,979	—	61,443	—
Credit facility	5		22	(8,808)	6,107	14,192
Repayment of senior secured notes	12		—	(79,200)	—	(79,200)
Net proceeds of senior secured term loan	12		—	131,941	—	131,941
Repayment of obligations under finance leases			(890)	(258)	(1,686)	(1,573)
Interest paid			(114)	(1,318)	(1,565)	(5,907)
Other financing costs			(396)	—	(895)	—

			31,601	51,970	63,366	69,066

Investing Activities
Additions to mining interests, net			(5,569)	(27,805)	(8,457)	(65,873)
Proceeds on disposal of mining interests, net			159	—	159	990

			(5,410)	(27,805)	(8,298)	(64,883)

Increase in cash from continuing operations			22,384	21,316	34,512	4,499
Net cash provided by discontinued operations	4		—	—	—	20,142

Increase in cash			22,384	21,316	34,512	24,641
Cash and cash equivalents, beginning of period			21,921	23,493	9,793	20,168

Cash and cash equivalents, end of period			$44,305	$44,809	$44,305	$44,809

Cash and cash equivalents consisting of:
Cash			$44,305	$44,809	$44,305	$44,809
Short-term investments			—	—	—	—

			$44,305	$44,809	$44,305	$44,809

Foreign exchange included in cash balance			$1,704	$1,075	$1,704	$1,075

See accompanying notes to the condensed interim consolidated financial statements

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

(unaudited)

	Notes	Number of shares	Capital stock	Stock options	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2013	13	177,127,833	$776,632	$9,125	$6,931	$8,873	$(554,661)	$246,900
Common shares issued:
Settlement of obligation relating to production targets		709,220	1,000	—	—	—	—	1,000
Settlement of NAP Quebec disposal costs	4	203,800	300	—	—	—	—	300
Private placement of flow-through shares, net of issue costs		8,668,009	9,613	—	—	—	—	9,613
Premium on issuance of flow-through shares		—	(910)	—	—	—	—	(910)

Warrants:
Palladium warrants exercised	12	574,738	638	—	—	—	—	638

Stock based compensation:
Stock-based compensation expense	13(b)	527,977	714	(239)	—	—	—	475

Net loss and comprehensive loss for the period ended June 30, 2013		—	—	—	—	—	(29,116)	(29,116)

Balance, June 30, 2013		187,811,577	$787,987	$8,886	$6,931	$8,873	$(583,777)	$228,900

January 1, 2014		197,109,924	$798,411	$9,128	$6,931	$8,873	$(600,847)	$222,496
Common shares issued:
Pursuant to conversion of convertible debentures (Tranche I)	12	76,407,816	30,871	—	—	—	—	30,871
Pursuant to conversion of convertible debentures (Tranche II)	12	108,260,201	35,496	—	—	—	—	35,496
Private placement of flow-through shares, net of issue costs		—	(38)	—	—	—	—	(38)

Stock based compensation:
Stock-based compensation	13(b)(f)	1,228,208	743	280	—	—	—	1,023

Net loss and comprehensive loss for the period ended June 30, 2014		—	—	—	—	—	(36,623)	(36,623)

Balance, June 30, 2014		383,006,149	865,483	9,408	6,931	8,873	(637,470)	253,225

See accompanying notes to the condensed interim consolidated financial statements

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Notes to the condensed interim consolidated financial statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.	NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The address of the Company’s registered office is 200 Bay Street, Suite 2350, Royal Bank Plaza South Tower, Toronto, Ontario, Canada, M5J 2J2. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP operates the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is transitioning the LDI mine from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The Company also previously held 100% ownership of NAP Quebec Mines Ltd. (“NAP Quebec”) and on March 22, 2013, the Company completed the sale of NAP Quebec resulting in the disposition of all gold division assets.

The condensed interim consolidated financial statements for the Company as at June 30, 2014 and for the three and six month periods ended June 30, 2014, include the Company and its subsidiary (collectively referred to as the “Company”).

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2013 have been applied consistently by all of the Company’s entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of NAP and its wholly-owned subsidiary.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the condensed interim consolidated financial statements.

IAS 36 Recoverable Amounts

This standard was amended in May 2013 to change the disclosure required when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined. The amendments are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

IFRIC 21 Accounting for Levies Imposed by Governments

This interpretation provides guidance on the obligating event giving rise to a liability in connection with a levy imposed by a government, and clarifies that the obligating event is the activity that triggers the payment of the levy as identified by the legislation. The interpretation is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

New standards not yet adopted

In addition to the new standards disclosed in the Company’s annual financial statements for the year ended December 31, 2013, the following new standards and amendments to standards are not yet effective as of the June 30, 2014 reporting date or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s consolidated financial statements:

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttal presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the condensed interim consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2017. The Company is presently evaluating the potential impact of this new standard on the condensed interim consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

In October 2010, the IASB issued IFRS 9 “Financial Instruments” which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. A tentative mandatory effective date of January 1, 2018 has been selected and the date is still subject to confirmation and enactment. Early adoption is permitted. The Company is presently evaluating the impact of adopting this standard.

4.	DISCONTINUED OPERATIONS

On March 22, 2013, the Company divested of its interest in its gold division through the disposal of all of the shares of its wholly-owned subsidiary, NAP Quebec. As a result, the Company has presented the condensed interim consolidated financial statements to segregate the gold division as discontinued operations from those balances relating to the Company’s continuing operations for the period to March 22, 2013.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At June 30	At December 31
	2014	2013
Accounts receivable	$55,477	$38,364
Unrealized gain on financial contracts[1]	—	192

Accounts receivable	$55,477	$38,556

[1]

As at June 30, 2014, a total of 47,500 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $870 per ounce of palladium (December 31, 2013 – 31,000 ounces of past palladium production at an average price of $768 per ounce). Refer to note 10.

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the June 30, 2014 forward metal prices and foreign exchange rates applicable for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from two customers at June 30, 2014 (December 31, 2013 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 16.

First priority security on accounts receivable and inventories of concentrate, crushed and broken ore and second priority security on the fixed assets have been pledged as security against a credit facility with a Canadian chartered bank, which matures July 4, 2014 (see note 21), and which is to be used for working capital liquidity and general corporate purposes. The maximum that can be utilized under the facility is the lesser of US$60 million and an amount determined by a borrowing base calculation. The credit facility contains certain financial covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and adjusted current ratio requirements, minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default. The loan also includes certain other covenants, including material adverse change provisions and cross-default provisions with the senior secured term loan. Certain events of default result in the credit facility becoming immediately due, while other events of default entitle the lender to demand repayment. As of June 30, 2014, the Company was in compliance with the covenants.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Under the credit facility, as of June 30, 2014, the Company utilized US$14.4 million ($15.4 million) for letters of credit, primarily for reclamation deposits and has drawn down US$22.7 million ($24.3 million). During the three and six months ended June 30, 2014, net US$5.5 million ($6.1 million) was drawn down.

Subsequent to June 30, 2014 the credit facility was renewed. See note 21.

6.	INVENTORIES

Inventories consist of the following:

	At June 30 2014	At December 31 2013
Supplies[1]	$10,496	$10,320
Concentrate inventory[1]	3,814	2,157
Crushed and broken ore stockpiles[1,2]	1,620	1,762

Total	$15,930	$14,239

[1]	This portion of inventories has been pledged as security on the Company’s credit facility. Refer to note 5.
[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.

All inventory amounts are carried at cost as at June 30, 2014.

7.	OTHER ASSETS

Other assets consist of the following:

	At June 30 2014	At December 31 2013
Prepaids	$962	$1,488
HST receivable	191	4,420
Investments[1]	90	150
Other	484	910

	$1,727	$6,968

[1]

On March 22, 2013, the Company sold its investment in NAP Quebec. A portion of the proceeds on the sale was equity-settled by the purchaser. Any gain or loss in the value of the investments is recognized in the consolidated statements of operations and comprehensive loss. The fair value of the investments at initial recognition was $1.4 million and was $0.1 million at June 30, 2014 (December 31, 2013 – $0.2 million).

8.	MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease	Mining leases and claims, royalty interest, and development	Total
Carrying amounts
As at December 31, 2013	$56,181	$377,749	$11,559	$10,750	$456,239

As at June 30, 2014	$57,969	$365,955	$10,657	$11,013	$445,594

[1]

No interest was capitalized to mining interests for the three and six month periods ended June 30, 2014. For the year ended December 31, 2013, $19.6 million of interest costs on long-term debt was capitalized to mining interests.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Depreciation and amortization

As a result of the finalization of the technical report for the LDI mine, which was released on March 31, 2014, the Company has revised its estimate of in-situ ounces of palladium used as the denominator for amortization of certain of its assets under the unit-of-production method. The revised estimate was based on the inclusion of proven and probable reserves and measured resources expected to be converted to reserves based on prior conversion rates. This change in estimate has been prospectively applied for all depreciation and amortization calculations for March 2014 onward.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Certain assets are pledged as security for credit agreement arrangements and senior secured lenders. See notes 5 and 12.

9.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

At June 30, 2014, the changes in asset retirement and the related mine restoration deposit are as follows:

Asset retirement obligation (“ARO”), beginning of period – continuing operations	$13,638
Change in discount rate and estimated closure costs	1,369
Accretion expense	188

Asset retirement obligation, end of period – continuing operations	$15,195

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
Continuing Operations:
LDI mine[1]	2023	$15,195	$14,224	$14,055	$18,564

[1]	Including a letter of credit for Shebandowan West project, the total ARO-related letters of credit outstanding are $14.4 million.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At June 30 2014	At December 31 2013
Continuing Operations:
Inflation	2.00%	2.00%
Market risk	5.00%	5.00%
Discount rate	2.16%	2.75%

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	At June 30 2014	At December 31 2013
Accounts payable and accrued liabilities	$18,638	$48,797
Unrealized loss on financial contracts[1]	1,449	—

Accounts payable and accrued liabilities	$20,087	$48,797

[1]

As at June 30, 2014, a total of 47,500 ounces of past palladium production that had been delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $870 per ounce (December 31, 2013 – 31,000 ounces at an average price of $768 per ounce). An unrealized loss of $1.4 million has been recorded in accounts payable and accrued liabilities at June 30, 2014 (December 31, 2013 – unrealized gain of $0.2 million was recorded in accounts receivable). Refer to notes 5 and 14.

11.	LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 8 under the category of equipment under finance leases.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	June 30, 2014			December 31, 2013
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$3,398	$474	$2,924	$3,542	$554	$2,988
Between one and five years	7,842	456	7,386	9,418	674	8,744

	$11,240	$930	$10,310	$12,960	$1,228	$11,732
Less current portion			2,924			2,988

			$7,386			$8,744

OPERATING LEASES

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At June 30 2014	At December 31 2013
Less than one year	$1,725	$1,892
Between one and five years	1,991	2,545
More than five years	—	11

	$3,716	$4,448

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

The total minimum lease payments recognized in expense during each of the stated three and six month end periods ending are as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Minimum lease payments expensed	$988	$904	$1,850	$1,130

12.	LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At June 30 2014	At December 31 2013
Senior secured term loan	$196,983	$173,656
Convertible debentures (2012)	36,650	35,864
Convertible debentures (2014 – Tranche 1)	2,015	—
Convertible debentures (2014 – Tranche 2)	3,135	—

	$238,783	$209,520
Less current portion[1]	32,687	173,656

	$206,096	$35,864

[1]

Subsequent to December 31, 2013, following receipt of waivers from the Company’s senior secured term lender for covenant violations disclosed in the Company’s financial statements for the year ended December 31, 2013, the current portion was reclassified as non-current.

Senior secured term loan

On June 7, 2013, the Company closed a US$130 million senior secured term loan financing with Brookfield Capital Partners Ltd. (“Brookfield”) which bore interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. NAP has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default.

At closing, the Company exercised an option to defer a commitment fee of US$3.9 million for a period of up to two years. As a result, the balance of the commitment fee was added to the principal outstanding with interest on the outstanding fee compounding monthly until repaid.

In addition to the term loan and the commitment fee included in the principal, the loan agreement also included provision for the payment of an exit fee equal to 5% of term loan principal settlements at the time of repayment.

On November 29, 2013, the Company amended its senior secured term loan resulting in an additional advance of US$21.4 million of cash. The cash received consisted of an additional US$15.0 million added to the existing facility and a refund of US$6.4 million of cash interest previously paid to Brookfield.

Pursuant to the amendment, the interest rate was recalculated as if NAP had elected to accrue interest on the loan from the date of the original closing on June 7, 2013, resulting in a 4% increase of the interest rate from 15% to 19% until the Company voluntarily reverts to cash interest payments. After the Company voluntarily reverts to cash interest payments, and upon payment of interest and fees which have been deferred, the interest rate returns to 15% per annum on the principal amount outstanding. The exit fee contained in the original loan was replaced by an amendment fee and all interest accrued up to and including June 30, 2014 has been capitalized to principal along with the amendment and commitment fees. Prepayment of any principal (including capitalized interest and fees) is subject to a prepayment fee

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

and voluntary prepayment conditions. In addition to the breaches of the financial covenants, the loan also includes certain other events of default, including material adverse changes, limits on liens, additional debt, payments and cross-default provisions. Certain events of default result in the loan becoming immediately due, together with the prepayment fee and penalty interest of 5% above the applicable rate while unpaid, and other events of default entitle the lender to demand repayment of the loan together with the prepayment fee and penalty interest.

The amendment resulted in an increase of the US$133.9 million principal of the loan at November 29, 2013 for capitalized interest of US$12.7 million, an additional loan of US$15.0 million, and amendment fee of US$8.1 million for a total revised principal of US$169.7 million. In the year ended December 31, 2013, capitalized borrowing costs, due to the change in estimated timing of cash flows, were increased by $9.0 million.

The loan is measured at amortized cost. Interest on the loan was originally recorded at an effective interest rate of 16.7%. As a result of the amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.0%.

The loan amendment also included modifications to the covenants.

Effective June 30, 2014, the loan was further amended to reduce the interest rate to 15% effective July 1, 2014. As part of the amendment, a payment of US$23.4 million, consisting of US$16.2 million previously accrued interest and US$7.2 million of associated pre-payment fees, was made on July 3, 2014, and accrued and unpaid interest of US$16.2 million was capitalized to the loan. See note 21.

At June 30, 2014, the principal outstanding has been adjusted to reflect the accrual of the associated pre-payment fee. The change of interest rate reduced expected future cash flows.

Senior secured notes

During the fourth quarter of 2011, the Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The notes, which were due to mature on October 4, 2014, with a one year extension at the option of the Company, were issued in $1,000 denominations and bore interest at a rate of 9.25% per year, payable semi-annually, with 1 palladium warrant attached for each $1,000 note.

On June 7, 2013, the debt component of the senior secured notes was fully repaid using the proceeds from the senior secured term loan. The total payment amounted to $80.5 million and included settlement of the principal outstanding of $72.0 million, accrued interest of $1.3 million, and a redemption premium of $7.2 million. The repayment resulted in the recognition of a loss on extinguishment of $11.0 million.

The palladium warrants originally issued with the senior secured notes were not settled. A total of 72,000 palladium warrants were issued which entitle the holders to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce (the “Strike Price”), anytime up to October 4, 2014. If exercised, the Company will pay the warrant holder an amount equal to the average of the U.S dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. The Company has the option, subject to certain conditions, to pay the amount owing in common shares priced at a 7% discount to the volume weighted average price on the Toronto Stock Exchange for the five trading days prior to the date of exercise.

During June 2013, a total of 13,000 palladium warrants were exercised, resulting in a settlement payable of $0.6 million. The Company elected to apply the equity-settlement option, resulting in the issuance of 574,738 common shares. In July 2013, an additional 47,000 palladium warrants were exercised resulting in a $1.7 million cash settlement.

The derivatives relating to the outstanding palladium warrants are recorded at fair value through profit or loss at each reporting date. At June 30, 2014 and December 31, 2013, the 12,000 outstanding palladium warrants and related options were valued using a binomial model which included the following key assumptions:

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

	June 30 2014	December 31 2013
Market price of palladium	$844	$711
Strike price	$620	$620
Volatility[1]	16%	21%
Risk free rate	1.10%	1.13%
Expected life (in years)	0.26	0.76

[1]	Expected volatility is estimated by considering historic average palladium price volatility based on the remaining life of the warrants.

The value of the derivative liability is $1.0 million at June 30, 2014 ($0.5 million – December 31, 2013).

Convertible Debentures (2012)

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. The excess of the proceeds of $43.0 million over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition.

Of the net proceeds of $40.8 million, $33.9 million has been allocated to long-term debt, and the remaining portion of $6.9 million has been allocated to the equity component of the convertible debentures at the time of issuance.

Convertible Debentures (2014 – Tranche 1)

On January 31, 2014 and February 10, 2014, the Company closed a public offering with the aggregate sale of $32.0 million gross principal amount of convertible unsecured subordinated debentures (the “2014 Tranche 1 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 16.8 million common share purchase warrants (the “2014 Tranche 1 Warrants”). This offering represented the first tranche of the offering. Net proceeds received were $28.5 million. The conversion price of the 2014 Tranche 1 Debentures is $0.635, and the original exercise price of the 2014 Tranche 1 Warrants was $0.762. As a result of the completion of the second tranche offering, the anti-dilution clause within the 2014 Tranche 1 Debentures agreements resulted in an adjustment of the original exercise price for the 2014 Tranche 1 Warrants to $0.5786.

The 2014 Tranche 1 Debentures will mature on January 31, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on January 31 and July 31 of each year, commencing July 31, 2014. The first interest payment on the 2014 Tranche 1 Debentures will include accrued and unpaid interest for the period from and including January 31, 2014 to, but excluding, July 31, 2014. Holders may convert their 2014 Tranche 1 Debentures into common shares of the Company at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of 2014 Tranche 1 Debentures, representing 50.4 million common shares of the Company. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Tranche 1 Debentures were held through to maturity (the “Make Whole Amount”). At the Company’s option, interest and Make Whole Amounts can be paid in common shares.

Each 2014 Tranche 1 Warrant entitles the holder thereof to purchase one common share of the Company at any time before March 28, 2017.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Due to the existence of multiple derivatives embedded within the contract, the Company has elected to account for the 2014 Tranche 1 Debentures and all related derivatives as one instrument at fair value through profit or loss, with future changes in fair value being recognized as derivative gains or losses through profit or loss. The 2014 Tranche 1 Warrants are also accounted for at fair value through profit or loss. As a result of this election, transaction costs of $3.5 million were expensed in the period as financing costs.

The initial fair value of the 2014 Tranche 1 debt of $28.4 million was determined based on the publicly traded market price of the 2014 Tranche 1 Debentures, while the fair value of the 2014 Tranche 1 Warrants approved on March 28, 2014 was assigned a value of $3.6 million using the Black-Scholes model.

At June 30, 2014, 2014 Tranche 1 Debentures with an initial face value of $31.7 million, including accrued interest and make-whole provisions, had been converted into 76,407,816 common shares of NAP. Debentures with an initial face value of $0.3 million were outstanding at June 30, 2014. All warrants issued were also outstanding at June 30, 2014. The fair value of the remaining debentures outstanding and the outstanding warrants as at June 30, 2014 is $0.4 million and $1.6 million, respectively, and these amount are recorded in the statement of financial position in long term debt and current portion of long term debt, respectively. The changes in fair value from the transaction date to June 30, 2014 are included in interest and other income in the statement of comprehensive loss (refer to note 17).

The following assumptions were applied for the Black-Scholes valuations of the outstanding 2014 Tranche 1 Warrants at initial recognition and the current reporting date:

	June 30, 2014	January 31, 2014
Market price common shares of NAP (PDL)	$0.30	$0.53
Strike price	0.58	$0.76
Volatility[1]	78%	75%
Risk free rate	1.15%	1.14%
Expected life (in years)	2.75	3.00

[1]	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

Convertible Debentures (2014 – Tranche 2)

On April 11, 2014 and April 17, 2014, the Company closed a public offering with the aggregate sale of $35.0 million gross principal amount of convertible unsecured subordinated debentures (the “2014 Tranche 2 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 18.9 million common share purchase warrants (the “2014 Tranche 2 Warrants”). This offering represented the second tranche of the offering. Net proceeds received were $33.0 million. The conversion price of the 2014 Tranche 2 Debentures is $0.4629, and the exercise price of the 2014 Tranche 2 Warrants is $0.5786.

The 2014 Tranche 2 Debentures will mature on April 11, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2014. The first interest payment on the 2014 Tranche 2 Debentures will include accrued and unpaid interest for the period from and including April 11, 2014 to, but excluding, September 30, 2014. Holders may convert their 2014 Tranche 2 Debentures into common shares of NAP at any time at a conversion rate of approximately 2,160 Common Shares per $1,000 principal amount of Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Tranche 2 Debentures were held through to maturity (the “Make Whole Amount”). At the Company’s option, interest and Make-Whole Amounts can be paid in common shares.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Each 2014 Tranche 2 Warrant will entitle the holders thereof to purchase one common share of the Company at any time before the second anniversary of the date of issue.

Due to the existence of multiple derivatives embedded within the contract, the Company has elected to account for the 2014 Tranche 2 Debentures and all related derivatives as one instrument at fair value through profit or loss, with future changes in fair value being recognized as derivative gains or losses through profit or loss. The 2014 Tranche 2 Warrants are also accounted for at fair value through profit or loss. As a result of this election, transaction costs of $2.0 million were expensed in the period as financing costs.

The initial fair value of the 2014 Tranche 2 Debentures of $33.1 million was determined using a FinCAD pricing model, while the value of the related 2014 Tranche 2 Warrants of $1.9 million was calculated using the Black-Scholes model.

At June 30, 2014, 2014 Tranche 2 Debentures with an initial face value of $33.3 million, including accrued interest and make-whole provisions, had been converted into 108,260,201 common shares of NAP. Debentures with an initial face value of $1.7 million were outstanding at June 30, 2014. All warrants issued were also outstanding at June 30, 2014. The fair value of the remaining debentures outstanding and the outstanding warrants as at June 30, 2014 is $1.7 million and $1.4 million, respectively, and these amount are recorded in the statement of financial position in long term debt and current portion of long term debt, respectively. The changes in fair value from the transaction date to June 30, 2014 are included in interest and other income in the statement of comprehensive loss (refer to note 17).

The following assumptions were applied for the valuations of the outstanding 2014 Tranche 2 Debentures and Warrants at initial recognition and the current reporting date:

Debentures	June 30, 2014	April 11, 2014
Market price common shares of NAP (PDL)	$0.30	$0.34
Strike price	$0.46	$0.46
Risk free rate	1.53%	1.64%
Expected life (in years)	4.80	5.00

Warrants	June 30, 2014	April 11, 2014
Market price common shares of NAP (PDL)	$0.30	$0.34
Strike price	$0.58	$0.58
Volatility[1]	85%	81%
Risk free rate	1.10%	1.04%
Expected life (in years)	1.80	2.00

[1]	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

13.	SHAREHOLDERS’ EQUITY

a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

b)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. Union employees are entitled to an employer contribution of either: (a) $1.00 for each $1.00 contribution up to a maximum of 5% of base salary for employees who have been employed for 6-18 months (maximum $2,500 per year); or (b) $2.00 for each $1.00 contribution up to a maximum of 10% of base salary for employees who have been employed for greater than 18 months (maximum $5,000 per year). Non-union employees are entitled to an employer contribution equal to 3% of base salary plus an employer matching contribution of up to a maximum of 2% of base salary for employees who have been employed for greater than 90 days. The Company contributions are made either in cash or treasury shares of the Company on a quarterly basis. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the three months ended June 30, 2014, the Company contributed 753,799 shares with a fair value of $0.4 million (2013 – 282,626 shares with a fair value of $0.4 million), and for the six months ended June 30, 2014, 1,228,208 shares with a fair value of $0.7 million (2013 – 527,977 shares with a fair value of $0.7 million), which was equal to the market value of the shares on the contribution date.

c)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period when an optionee ceases to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares issuable under the Plan, and all other share-based compensation arrangements of the Company, shall not exceed 3.49% of the issued and outstanding shares of the Company. As at June 30, 2014, 1,510,742 options granted under the Plan were subject to the cap, which represents 0.39% of the issued and outstanding shares of the Company. As at December 31, 2013, 6,240,779 options were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	June 30, 2014		December 31, 2013
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,359,221	$1.91	4,207,249	$3.68
Granted	145,000	$0.30	2,473,387	$1.07
Cancelled/forfeited	(358,479)	$2.51	(3,286,665)	$3.53
Expired	(35,000)	$8.40	(34,750)	$3.86

Outstanding, end of period	3,110,742	$1.68	3,359,221	$1.91

Options exercisable at end of period	1,017,502	$2.99	822,508	$4.05

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

The following table summarizes information about the Company’s stock options outstanding at June 30, 2014:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at June 30, 2014	Options Exercisable at June 30, 2014
$0.30-2.50	5.81	2,383,243	333,334
$2.51-3.00	2.59	130,000	86,669
$3.01-6.00	3.47	454,999	454,999
$6.01-8.87	1.78	142,500	142,500

	5.15	3,110,742	1,017,502

The fair value of options granted during the six months ended June 30, 2014 and the year ended December 31, 2013 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	June 30 2014	December 31 2013
Awards granted	145,000	2,473,387
Weighted average fair value of awards	$0.15	$0.55
Pre-vest forfeiture rate	29%	25%
Grant price	$0.30	$1.07
Market price	$0.28	$1.07
Volatility[1]	75%	64%
Risk free rate	1.43%	1.51%
Dividend yield	0%	0%
Expected life (in years)	4.2	4.3

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(d)	Reconciliation of the diluted number of shares outstanding:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Net loss available to common shareholders	$(9,957)	$(26,268)	$(36,623)	$(29,116)
Effect of dilutive securities	—	(2,146)	—	(1,197)

Adjusted net loss available to common shareholders	$(9,957)	$(28,414)	$(36,623)	$(30,313)

Weighted average number of shares outstanding	349,555,798	179,520,041	291,537,189	178,491,155
Effect of dilutive securities	—	113,470	—	110,463

Weighted average diluted number of shares outstanding	349,555,798	179,633,511	291,537,189	178,601,618

Diluted net loss per share	$(0.03)	$(0.16)	$(0.13)	$(0.17)

For the three and six month periods ended June 30, 2014, the dilutive effects of the palladium warrants, convertible debentures, warrants and stock options have not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

(e)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit (“RSU”) Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of RSUs. Each RSU is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of RSUs to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at June 30, 2014, 704,198 (December 31, 2013 – 708,609) restricted share units had been granted and were outstanding at an aggregate value of $0.2 million (December 31, 2013 – $0.5 million).

(f)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense relating to continuing operations:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Registered retirement savings plan	$415	$410	$743	$676
Common share stock options	132	(352)	280	(205)
Restricted share units	(177)	(64)	(166)	161

	$370	$(6)	$857	$632

The maximum number of common shares issuable under all other share-based compensation arrangements of the Company shall not exceed 3.49% of the Company’s issued and outstanding shares. As at June 30, 2014, the number of shares issued or issuable pursuant to awards made under all share-based compensation plans of the Company, which were subject to the maximum, represents 0.58% of the Company’s total issued and outstanding common shares.

14.	FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity may be adversely affected by operating performance, a downturn in capital market conditions impacting access to capital markets, or entity-specific conditions. The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, by having adequate available credit facilities, by preparing and monitoring detailed budgets and cash flow forecasts for mining, exploration and corporate activities, and by monitoring developments in the capital markets. Forecasting takes into account the Company’s debt financing, covenant compliance and the maturity profile of financial assets and liabilities and purchase obligations.

The table below analyzes the Company’s financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at June 30, 2014 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 5 years	More than 5 years
Accounts payable and accrued liabilities	$20,087	$20,087	$—	$—
Credit facility	24,296	24,296	—	—
Obligations under finance leases	10,310	2,924	7,386	—
Current derivative liability	1,012	1,012	—	—
Long-term debt	238,783	32,687	206,096	—

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

The Company also has asset retirement obligations in the amount of $15.2 million that would become payable at the time of the closures of its LDI mine. As the Company issued letters of credit of $14.1 million related to these obligations, $1.1 million additional funding is required prior to or upon closure of these properties. Refer to note 9 for additional disclosure regarding these amounts. The majority of the asset retirement costs are expected to be incurred within one year of mine closure.

Refer also to note 15 and 21.

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, sales taxes receivable (included in other assets), accounts payable and accrued liabilities, credit facility, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents and accounts receivable are stated at fair value. The carrying value of other assets and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to customers under smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The derivative liability relating to the palladium warrants issued in connection with the 2011 senior secured note issuance are measured at fair value using a binomial model.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities as of June 30, 2014 are the senior secured term loan ($209.9 million), 2012 convertible debentures ($43.0 million) and finance leases ($10.3 million).

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Fair Value Hierarchy

The table below details the assets and liabilities measured at fair value at June 30, 2014:

	Notes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents		$44,305	$—	$—	$44,305
Investments	7	90			90
Accounts receivable	5		55,477		55,477
Financial liabilities
Fair value of financial contracts*	10		(1,449)		(1,449)
Fair value of current derivative liability	12		(1,012)		(1,012)
Fair value of convertible debentures	12	(391)	(4,759)		(5,150)

Net carrying value		$44,004	$48,257	$—	$92,261

*	As detailed in note 10, the liability relating to the mark-to-market on financial contracts is included in the carrying value of accounts payable on the balance sheet at June 30, 2014.

15.	COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at June 30, 2014, the Company had outstanding operating lease commitments and other purchase obligations of $3.7 million and $10.4 million, respectively (December 31, 2013 – $4.4 million and $1.0 million, respectively) the majority of which had maturities of less than five years (see note 11).

(c)	Letters of Credit

As at June 30, 2014 and December 31, 2013, the Company had outstanding letters of credit of $15.4 million, consisting of $14.4 million for various mine closure deposits and $1.0 million for a regulated energy supplier.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

16.	REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2014
Three months ended June 30
Revenue – before pricing adjustments	$50,358	$36,670	$4,425	$3,651	$3,381	$2,184	$47
Pricing adjustments:
Commodities	1,189	217	294	192	354	126	6
Foreign exchange	(1,050)	(493)	(234)	(132)	(109)	(81)	(1)

Revenue – after pricing adjustments	$50,497	$36,394	$4,485	$3,711	$3,626	$2,229	$52

2013
Three months ended June 30
Revenue – before pricing adjustments	$36,581	$23,793	$3,835	$3,756	$2,712	$2,409	$76
Pricing adjustments:
Commodities	(4,406)	(2,226)	(858)	(788)	(374)	(157)	(3)
Foreign exchange	1,038	504	193	164	95	81	1

Revenue – after pricing adjustments	$33,213	$22,071	$3,170	$3,132	$2,433	$2,333	$74

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2014
Six months ended June 30
Revenue – before pricing adjustments	$96,498	$68,971	$8,787	$7,614	$6,173	$4,860	$93
Pricing adjustments:
Commodities	3,875	2,698	472	318	499	(117)	5
Foreign exchange	(1,140)	(1,177)	3	13	(16)	35	2

Revenue – after pricing adjustments	$99,233	$70,492	$9,262	$7,945	$6,656	$4,778	$100

2013
Six months ended June 30
Revenue – before pricing adjustments	$82,131	$53,921	$8,569	$8,748	$5,799	$4,973	$121
Pricing adjustments:
Commodities	(3,036)	(953)	(620)	(817)	(402)	(241)	(3)
Foreign exchange	1,208	317	363	270	130	127	1

Revenue – after pricing adjustments	$80,303	$53,285	$8,312	$8,201	$5,527	$4,859	$119

During 2014, the Company delivered all of its concentrate to two customers under the terms of the respective agreements (2013 – two customers).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

17.	INTEREST EXPENSE & OTHER COSTS AND OTHER INCOME

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Interest expense and other costs
Interest on finance leases	$143	$187	$293	$371
Asset retirement obligation accretion	94	65	188	127
Accretion expense (recovery) on long-term debt	(323)	880	(627)	1,772
Loss on investments	373	844	373	844
Interest expense	10,520	30	20,562	70
Increase in fair value of 2014 Tranche 1 and 2 convertible debentures, net	3,942	—	6,674	—
Realized and unrealized loss on palladium warrants	261	—	521	—
Legal settlement (note 21)	1,000	—	1,000	—

	$16,010	$2,006	$28,984	$3,184

Interest and other income
Decrease in fair value of 2014 Tranche 1 and 2 warrants, net	$(2,659)	—	$(2,351)	—
Realized and unrealized gain on palladium warrants	—	(2,147)	—	(1,197)
Gain on renouncement of flow-through expenditures	—	—	—	(276)
Interest income	(28)	(32)	(49)	(59)

	$(2,687)	$(2,179)	$(2,400)	$(1,532)

	$13,323	$(173)	$26,584	$1,652

18.	CONTINGENCIES

On June 24, 2014, the Company entered into a settlement agreement, subject to court approval, related to the previously disclosed potential class action lawsuit. On June 26, 2014, the $2.4 million settlement was paid into escrow by the Company’s insurer.

Subsequent to June 30, 2014, the Company entered into an agreement to settle the B.R. Davidson litigation. See note 21.

There were no other significant changes in contingencies in the three and six month periods ended June 30, 2014. The contingencies are described in note 21 of the Company’s audited consolidated financial statements for the year ended December 31, 2013.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

19.	OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Cash provided by (used in):
Accounts receivable	$(6,740)	$11,428	$(16,921)	$7,320
Inventories	1,398	1,715	(875)	563
Other assets	2,012	334	4,868	831
Accounts payable and accrued liabilities	(9,676)	(10,946)	(25,127)	(6,999)
Taxes payable	—	—	(1,161)	—
Other financial liabilities	—	(2,147)	—	(1,197)

	$(13,006)	$384	$(39,216)	$518

20.	SEGMENT INFORMATION

Following the sale of its discontinued gold operations on March 22, 2013 (see note 4), the Company has one reportable segment. The Company’s revenue by significant product type is disclosed in Note 16.

21.	SUBSEQUENT EVENTS

B.R. Davidson claim

On July 2, 2014, the Company entered into an agreement to settle the third party action and all other claims in respect of the previously disclosed litigation involving B.R. Davidson Mining & Development Ltd. Under the terms of the settlement the Company will pay $1.0 million on or before December 1, 2014. Provision for this settlement was made in the three months ended June 30, 2014, and is recorded in interest expense and other costs.

Senior secured term loan

On July 3, 2014, the Company made a payment of US$23.4 million on its senior secured term loan, representing US$16.2 million of accrued interest and US$7.2 million of the associated pre-payment fee. Per a letter agreement with the lender, in consideration of the US$23.4 million payment and the capitalization of the remaining accrued and unpaid interest of US$16.2 million, the Company will revert to quarterly cash payments at a 15% interest rate with the first such cash interest payment on September 30, 2014. All other terms and conditions of the senior secured term loan remain unchanged.

Credit facility

On July 4, 2014, the Company renewed its credit facility, on the same terms and terms and conditions as the previous facility, to July 3, 2015.

SECOND QUARTER REPORT 2014